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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended September, 2003

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

Ö

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FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release - English
2.	Material Change Report
3.	Report of Exempt Distribution

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, B.C., Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

E-mail: vvvinfo@vannessa.com

Website: www.vannessa.com

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

TSX-VEN: VVV

OTC-BB: VNVNF

Berlin: VVT - WKN 914781

VANNESSA VENTURES ANNOUNCES $5.4 MILLION PRIVATE PLACEMENT

VANCOUVER, B.C. September 10, 2003 – Vannessa Ventures Ltd. (TSX-VEN: VVV, OTC-BB: VNVNF, Berlin: VVT, WKN 914781) (the “Company”) announces that the Company has negotiated a non-brokered private placement of 13,500,000 Units of the Company at a price of $0.40 per Unit.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $0.45 per share for a period of 24 months.

Proceeds from the private placement will be used for exploration expenses on the Company’s properties in Guyana, Venezuela, and Costa Rica and for general working capital.

This private placement is subject to acceptance by the securities regulatory authorities.

“MANFRED PESCHKE”

Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

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MATERIAL CHANGE REPORT

FORM 53-901F –Under Section 85(1) of the Securities Act (British Columbia)

FORM 27 – Under Section 146(1) of the Securities Act (Alberta)

ITEM 1. REPORTING ISSUER

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street

Vancouver, British Columbia

V6E 4H1

ITEM 2. DATE OF MATERIAL CHANGE

September 10, 2003

ITEM 3. PRESS RELEASE

Issued on September 10, 2003 from Vancouver, British Columbia.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer has concluded negotiations for the private pla cement of 13,500,000 units of the Issuer at the price of $0.40 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer has concluded negotiations for the private placement of 13,500,000 units of the Issuer at the price of $0.40 per unit.

Each unit consists of one common share and one common share purchase warrant, each warrant exercisable to acquire one common share at a price of $0.45 per share for a period of two years. There are no commissions or finder's fee payable on the financing.

Closing of the financing is subject to the approval of the TSX Venture Exchange.

Proceeds from the private placement will be used for exploration expenses on the Issuer’s properties in Guyana, Venezuela and Costa Rica and for working capital.

This private placement is subject to acceptance by the securities regulatory authorities.

One of the Subscribers to the private placement is Coril Holdings Ltd., the control person of the Issuer. The independent directors of the Issuer have approved the subscription by

Coril Holdings Ltd. The shareholding of Coril will increase from 23,257,776 shares to

35,757,776 shares as a result of the private placement, thereby increasing its percentage interest in the Issuer from 39.5% to 49.4%. Coril will also increase the number of warrants it is holding by 12,500,000. The value of this transaction is not greater than

25% of the Issuer's market capitalization.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC)

RELIANCE ON SECTION 146(2) OF THE SECURITIES ACT (AB)

Not Applicable.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted..- 2 -

cbs\323901\pp 03 09\0521

ITEM 8. SENIOR OFFICER

Contact: Manfred Peschke, President

Telephone: (604) 689-8927

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 19th day of September, 2003.

"Manfred Peschke"

MANFRED PESCHKE

President

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Form 45-103F4
Report of Exempt Distribution

Issuer Information

1.

State the full name, address and telephone number of the issuer of the security distributed.  Include former name if name has changed since last report.  If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Vannessa Ventures Ltd.
Suite 1710 – 1040 West Georgia Street
Vancouver, BC   V6E 4H1
Telephone:  (604) 689-8927

2.

State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

Details of Distribution

3.

State the distribution date.  If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

October 16, 2003

4.

For each security distributed:

(a)

describe the type of security, and

Units, each unit consists of one common share and three quarters of one share purchase warrant.

(b)

state the total number of securities distributed.  If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

13,500,000 Units.  Each whole warrant is exercisable until October 16, 2005 at a price of $0.45 per share.

1.

Provide details of the distribution by completing the attached schedule.

See Schedule A attached hereto.

2.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside.  Provide a total dollar value of all securities distributed in all jurisdictions.  Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each Jurisdiction where Purchasers Reside	Price per Security (Canadian $)	Total Dollar Value Raised from Purchasers in the Jurisdiction (Canadian $)
British Columbia	$0.40	$300,000
Alberta	$0.40	$5,000,000
Foreign	$0.40	$100,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$5,400,000

Commissions and Finder's Fees

3.

Provide the following information for each person who is being compensated in connection with the distribution(s).  When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution.  Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full Name & Address of Person Being Compensated	Compensation Paid (in Canadian $ and, if applicable, number & type of securities)	Exemption Relied on and Date of Distribution (if applicable)	Price Per Share (Canadian $)
Not Applicable

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATE:

October 17, 2003

Manfred Peschke

Name of Issuer or Vendor (please print)

President & Director

Print Name & Position of Person Signing

Signature

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SCHEDULE "A"

Provide the following information on a separate page attached to this report for each type of security distributed.  The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.  See second table below

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder’s fees disclosed under item 7 of the form.

Full Name and Residential Address of Purchaser	Number and Type of Securities Purchased	Total Purchase Price (Canadian $)	Exemption Relied On
Coril Holdings Ltd. 1190–700–9th Ave. S.W. Calgary, Alberta T2P 3V4	12,500,000 Units	$5,000,000	s. 5.1(a) of MI 45-103
Carol Vorberg 920 Esquimalt Avenue West Vancouver, British Columbia V7T 1J8	250,000 Units	$100,000	s. 5.1(a) of MI 45-103
Christopher Vorberg 105 - 7671 Abercrombie Dr. Richmond, British Columbia V6Y 3N3	250,000 Units	$100,000	s. 5.1(a) of MI 45-103
J. Fraser Hindson 5099 Topaz Place Richmond, British Columbia V7C 4Z3	250,000 Units	$100,000	s. 5.1(a) of MI 45-103
Nazinine Jamshidi 829 Kafrain Street University of Jordan District Amman Jordan 11118	250,000 Units	$100,000	BCI 72-503

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1.

File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2.

If distributions have not occurred within 10 days of each other, separate reports must be filed.

3.

In order to determine the fee payable, consult the securities legislation of each jurisdiction.  In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission 4th Floor, 300 – 5th Avenue SW Calgary, AB T2P 3C4 Telephone: (403) 297-6454 Facsimile: (403) 297-6156	Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street Halifax, NS B3J 3J9 Telephone: (902) 424-7768 Facsimile: (902) 424-4625

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1 -800-373-6393
Facsimile: (604) 899-6506

Government of Nunavut Department of Justice Legal Registries Division P.O. Box 1000 – Station 570 1 st Floor, Brown Building Iqaluit, NU X0A 0H0 Telephone: (867) 975-6190 Facsimile: (867) 975-6194
The Manitoba Securities Commission 1130 – 405 Broadway Avenue Winnipeg, MB R3C 3L6 Telephone: (204) 945-2548 Facsimile: (204) 945-0330	Prince Edward Island Securities Office 95 Rochford Street, P.O. Box 2000 Charlottetown, PE C1A 7N8 Telephone: (902) 368-4569 Facsimile: (902) 368-5283
Securities Commission of Newfoundland P.O. Box 8700 2nd Floor, West Block Confederation Building St. John’s, NFLD A1B 4J6 Telephone: (709) 729-4189 Facsimile: (709) 729-6187	Saskatchewan Financial Services Commission 6th Floor 1919 Saskatchewan Drive Regina, SK S4P 3V7 Telephone: (306) 787-5879 Facsimile: (306) 787-5899

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243